

June 22, 2015

Via E-mail
Ka Wai Andy Yeung
Chief Financial Officer
Cheetah Mobile Inc.
12/F, Fosun International Center Tower
No. 237 Chaoyang North Road
Choyang District, Beijing 100022

    Re: Cheetah Mobile Inc.
             Form 20-F for the Fiscal Year Ended December 31, 2014
             Filed April 21, 2015
             File No. 001-36427

Dear Mr. Yeung:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Operating and Financial Review and Prospects

A. Operating results, page 85

1.   We note your discussion on page 87 and 88 that you consider the number of paying user for games is one of the significant factors affecting your IVAS revenues. It appears that the number of paying users is a key indicator of your IVAS revenue and operating performance. Please tell us why you did not provide quantitative disclosure of the number of paying users in 2014 since you provide this disclosure for 2013 on page 94. See Section III.B.1 of SEC Release No. 33-8350.

Results of Operations, page 91

2.   We note in your tax rate reconciliation on page F-50 that the line item "Effect of different tax rates in different jurisdictions" increased your effective tax rate by 65% in fiscal year

2014. However, your disclosure on page F-48 and F-49 indicates that the tax rates in foreign jurisdictions are lower than the PRC statutory rate, with the exception of the rates in U.S. where you did not have assessable profits for 2014. Please explain why the effect of tax rates in different jurisdictions increased your effective rate. In that regard, to the extent that any specific foreign jurisdictions had a significant impact on your foreign rate differential and effective tax rate, provide supplementally the separate quantitative impact of the different country rates and tell us how you considered disclosing this information for each period presented as well as providing a discussion of how potential changes in such foreign jurisdictions may impact your results of operations. As part of your response, please provide us with this information for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources

Cash Flows and Working Capital, page 104

3.   We note your table on page 105, which discloses, by respective denomination, the amount of cash located in the PRC and outside of PRC. We also note that, for entities within the PRC, you disclosed the amount of cash, by denomination, held by VIEs separately from WOFE. Tell us this information for your short-term investments for the reported periods and also disclose the same in future filings.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-5

4.   In future filings, please present the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, in this statement or disclose such information in the notes to the financial statements. Refer to ASC 220-10-45-12.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition

(1) Online marketing services

Advertising Agency, page F-25

5.   We note that revenue from advertising agency services is recognized when the advertisement products are delivered by the online networks to the advertisers. Please

tell us how you determine when the advertisement products are delivered. If you are using periodic statements from third parties, please tell us whether the reports are received in the period in which the revenue was earned.

Note 16. Share-based Compensation

2013 Incentive Scheme, page F-57

6.   We note from your disclosure on page 103 that that expected exercise multiple used in estimating the fair value of restricted shares with an option feature granted under the 2013 Incentive Scheme was based on research study and historical statistic data. Please tell us what information was used in the research study and historical statistic data (i.e., comparable companies in the same industry) and tell us your consideration for disclosing this information. Refer to ASC 718-10-50-2(f)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant